                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)(1)


                      Applied Science and Technology, Inc.

                                (Name of Issuer)


                     Common Stock, $0.01 par value per share

                         (Title of Class of Securities)

                                    038236105

                                 (CUSIP Number)

                                Ronald C. Weigner
                   Vice President and Chief Financial Officer
                              MKS Instruments, Inc.
                 Six Shattuck Road, Andover, Massachusetts 01810
                                 (978) 975-2350

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                October 2, 2000

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 038236105                   13D                            PAGE 2 OF 8


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MKS Instruments, Inc.                                04-2277512
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)  []
        N/A      (b)  []

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                         []

        N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of Massachusetts
--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY   7      SOLE VOTING POWER
         EACH REPORTING PERSON
                  WITH                               52,500
--------------------------------------------------------------------------------
                                          8      SHARED VOTING POWER

                                                     854,523
--------------------------------------------------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                     52,500
--------------------------------------------------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                     N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        907,023
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

        N/A
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 038236105                   13D                            PAGE 3 OF 8


         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MKS Instruments, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock of Applied Science and Technology, Inc., a Delaware corporation ("ASTeX" or "Issuer"). The principal executive offices of ASTeX are located at 90 Industrial Way, Wilmington, Massachusetts 01887.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is MKS Instruments, Inc., a Massachusetts corporation ("MKS"). MKS's principal business is to supply gas measurement, control and analysis products used in semiconductor and other advanced thin-film manufacturing processes. The address of the principal executive offices of MKS is Six Shattuck Road, Andover, Massachusetts 01810. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of MKS's directors and executive officers, as of the date hereof.

                  Neither MKS nor, to MKS's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger, dated as of October 2, 2000 (the "Merger Agreement"), among MKS, Mango Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of MKS ("Merger Sub"), and ASTeX and, subject to the conditions set forth therein (including approval by stockholders of ASTeX and MKS), Merger Sub will merge with and into ASTeX and ASTeX will become a wholly owned subsidiary of MKS (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into ASTeX with ASTeX remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of ASTeX Common Stock, other than shares owned by MKS, will be converted into 0.7669 of a share (the "Exchange Ratio") of MKS Common Stock, and each outstanding option to purchase ASTeX Common Stock will be assumed by MKS. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
                  Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.

                  (a)-(b) As described in Item 3 above, this statement is related to the Merger of Merger Sub with and into ASTeX in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and ASTeX will continue as the Surviving Corporation and as a wholly owned subsidiary of MKS. Holders of outstanding ASTeX Common Stock will

CUSIP NO. 038236105                   13D                            PAGE 4 OF 8


                  receive, in exchange for each share of ASTeX Common Stock held by them, 0.7669 of a share of MKS Common Stock. MKS will assume ASTeX's outstanding options.

                  As an inducement to MKS to enter into the Merger Agreement, each of the individuals and the entities set forth on Schedule B, each a stockholder of ASTeX (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of October 2, 2000, with MKS (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed MKS as such stockholder's lawful attorney and proxy. Such proxy gives MKS the limited right to vote each of the 854,523 shares of ASTeX Common Stock beneficially owned by the Stockholders with respect to the adoption and approval of the Merger Agreement and the Merger. The shared voting power with the Stockholders relates to the same 854,523 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, MKS (or any nominee of MKS) will be limited, at every ASTeX stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of
                  (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date of termination of the Merger Agreement.

                  (c) Not applicable.

                  (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

                  (e) Other than as a result of the Merger described in
                      Item 3 above, not applicable.

                  (f) Not applicable.

                  (g) Upon consummation of the Merger, the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the By-laws of the Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter amended. In addition, the Merger Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than MKS. ASTeX will pay MKS a termination fee of $9,075,000 if ASTeX enters into an alternative transaction in which any person other than MKS or its affiliates acquires more than 20% of ASTeX's outstanding shares.

                  (h)-(i) If the Merger is consummated as planned, the ASTeX Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

                  (j) Other than as described above, MKS currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although MKS reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
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CUSIP NO. 038236105                   13D                            PAGE 5 OF 8


                  (a)-(b) In addition to the 52,500 shares of common stock for which MKS has sole voting power and sole dispositive power, as a result of the Stockholder Agreement, MKS may be deemed to be the beneficial owner of an additional 854,523 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 5.9% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

                  (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  John R. Bertucci, the Chairman and Chief Executive Officer of MKS, also serves as a director of ASTeX. Other than the Merger Agreement and the Stockholder Agreement, to the best knowledge of MKS, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of ASTeX, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger, dated as of October 2, 2000, by and among MKS, Merger Sub and ASTeX.

                  2. Stockholder Agreement, dated as of October 2, 2000, by and among MKS and each of the Stockholders.

CUSIP NO. 038236105                   13D                            PAGE 6 OF 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: October 11, 2000


                                              MKS Instruments, Inc.



                                              By: /s/ Ronald C. Weigner
                                                  ---------------------
                                                  Ronald C. Weigner

                                              Title: Vice President and Chief
                                                     Financial Officer

CUSIP NO. 038236105                   13D                            PAGE 7 OF 8


                                   SCHEDULE A


                   NAME                                                 BUSINESS ADDRESS
                   ----                                                 ----------------
-------------------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF MKS
-------------------------------------------------------------------------------------------------------------------
John R. Bertucci                                          Six Shattuck Road
Chairman of the Board of Directors and Chief Executive    Andover, MA 01810
Officer
-------------------------------------------------------------------------------------------------------------------
Peter R. Younger                                          Six Shattuck Road
President and Chief Operating Officer                     Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------
Ronald C. Weigner                                         Six Shattuck Road
Vice President and Chief Financial Officer                Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------
Donald K. Smith                                           Six Shattuck Road
Chief Technology Officer                                  Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------
John J. Sullivan                                          Six Shattuck Road
Executive Vice President of Technology                    Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------
William D. Stewart                                        Six Shattuck Road
Corporate Vice President and General Manager, Pressure    Andover, MA 01810
Measurement & Control Products
-------------------------------------------------------------------------------------------------------------------
Joseph A. Maher, Jr.                                      Six Shattuck Road
Corporate Vice President and General Manager, Pressure    Andover, MA 01810
Measurement & Control Products
-------------------------------------------------------------------------------------------------------------------
Robert D. Klimm                                           Six Shattuck Road
Corporate Vice President and General Manager, Materials   Andover, MA 01810
Delivery & Analysis Products
-------------------------------------------------------------------------------------------------------------------
Leo Berlinghieri                                          Six Shattuck Road
Corporate Vice President, Customer Support Operations     Andover, MA 01810
-------------------------------------------------------------------------------------------------------------------
DIRECTORS OF MKS
-------------------------------------------------------------------------------------------------------------------
John R. Bertucci                                          See above
-------------------------------------------------------------------------------------------------------------------
Richard S. Chute                                          Hill & Barlow
                                                          1 International Place
                                                          Boston, MA 02110
-------------------------------------------------------------------------------------------------------------------
Owen W. Robbins                                           199 Country Road
                                                          Weston, MA 02193
-------------------------------------------------------------------------------------------------------------------
Robert J. Therrien                                        Brooks Automation
                                                          15 Elizabeth Drive
                                                          Chelmsford, MA 01824
-------------------------------------------------------------------------------------------------------------------
Louis P. Valente                                          44 Concord Road
                                                          Weston, MA 02193
-------------------------------------------------------------------------------------------------------------------
Citizenship of the above named persons:  USA


CUSIP NO. 038236105                   13D                            PAGE 8 OF 8


                                   SCHEDULE B


---------------------------------------------------------------------------------------------------
                             STOCKHOLDER                                              NO. OF SHARES
---------------------------------------------------------------------------------------------------
         Name:  Richard S. Post, Ph.D.                                                   539,550
         Address:  c/o Applied Science and
                   Technology, Inc.
                   90 Industrial Way
                   Wilmington, MA 01887
         Principal Business: Chairman and Chief
                             Executive Officer of
                             ASTeX
         Place of Citizenship:  United States

---------------------------------------------------------------------------------------------------
         Name:  John M. Tarrh                                                            314,973
         Address:  c/o Applied Science and
                         Technology, Inc.
                         90 Industrial Way
                         Wilmington, MA 01887
         Principal Business:  Senior Vice President,
                              Finance, Secretary,
                              Treasurer and
                              Director of
                              ASTeX
         Place of Citizenship:  United States

---------------------------------------------------------------------------------------------------